Marc M. Rossell

212. 801. 6416

rossellm@gtlaw.com

October 5, 2017

CONFIDENTIAL TREATMENT REQUESTED

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Michael Coco

Office of International Corporate Finance

Re:     Corporación América Airports S.A.

Draft Registration Statement on Form F-1

Dear Mr. Coco:

On behalf of Corporación América Airports S.A., a public limited company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg (the “Company”), we are submitting for confidential review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to the Company’s proposed initial public offering of its common shares to be made in the United States by the Company and a selling shareholder. The Company’s common shares are expected to be listed on the New York Stock Exchange. For the Staff’s convenience, the Company is providing the Staff with six paper copies of the Registration Statement, together with six copies of this letter as submitted to the Commission, which will be couriered to the Staff’s offices.

The Company is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933, as amended and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As previously discussed with you, in accordance with the procedures of the Commission for foreign private issuers, the enclosed Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

Subject to market conditions and the Staff’s review, the present intention of the Company and its underwriters is to commence road-show presentations in late November of this year. We expect to include interim unaudited financial statements as of September 30, 2017 and 2016, and for the nine-month periods ended as of such dates, and to submit the exhibits to the Registration Statement, in a subsequent confidential submission or public filing. Based on our previous

Mr. Michael Coco

October 5, 2017

discussions and in accordance with the Staff’s recent guidance on confidential submissions, we are not including financial statements for any interim periods at this time because the Company reasonably believes it will not include any financial statements for any interim periods prior to September 30, 2017 in any public filing.

Accounting questions may be directed to Raul Galante, the Company’s Chief Accounting Officer, at +598-2604-5128. The review partner for this submission at the Company’s audit firm are Alejandro Frechou, partner of Price Waterhouse & Co., S.R.L., who can be reached at +54-11-4850-4690 and, with respect to the separate financial statements of Inframerica Participações S.A. and Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A., Guilherme Valle, partner of PricewaterhouseCoopers Auditores Independentes, who can be reached at +55-11-3674-3667.

On behalf of the Company, we respectfully request that the Staff review the Registration Statement on a pre-filing confidential basis. We will be in contact with the Staff shortly and would be pleased to visit with the Staff to discuss the foregoing if the Staff would find it useful for us to do so.

If you should have any questions or wish to discuss any other matters relating to the foregoing, please contact me (212) 801-6416 or by e-mail at rossellm@gtlaw.com.

Very truly yours,

/s/ Marc M. Rossell
Marc M. Rossell
Shareholder

cc:	Raul G. Francos, Corporación América Airports S.A.

Andrés Zenazurra, Corporación América Airports S.A.

Randolph Bullard, Greenberg Traurig, LLP

Alejandro Frechou, Price Waterhouse & Co., S.R.L.

Guilherme Valle, PricewaterhouseCoopers Auditores Independentes

Conrado Tenaglia, Linklaters LLP

Jeffrey Cohen, Linklaters LLP

Matthew Poulter, Linklaters LLP